Exhibit 3.3

CERTIFICATE OF RETIREMENT

OF THE

SERIES B COMMON STOCK

OF

MUELLER WATER PRODUCTS, INC.

Mueller Water Products, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), pursuant to Section 243(b) of the General Corporation Law of the State of Delaware, hereby certifies as follows:

1. The Board of Directors of the Corporation has recommended to the stockholders of the Corporation, pursuant to Section 4.3(f)(vi) of the Corporation’s Restated Certificate of Incorporation, that all outstanding shares of the Series B Common Stock of the Corporation, par value $0.01 per share (the “Series B Common Stock”), be converted into shares of Series A Common Stock of the Corporation, par value $.0.01 per share (the “Series A Common Stock”).

2. The stockholders of the Corporation, in accordance with the provisions set forth in Section 4.3(f)(vi) the Corporation’s Restated Certificate of Incorporation, have approved the conversion of the Series B Common Stock into shares of Series A Common Stock and, upon such approval, all outstanding shares of the Series B Common Stock have been converted into shares of Series A Common Stock.

3. Pursuant to Section 4.3(f)(xvii) of the Corporation’s Restated Certificate of Incorporation, all of the shares of Series B Common Stock that have been converted into shares of Series A Common Stock have been cancelled and may not be reissued.

4. Accordingly, pursuant to Section 243(b) of the General Corporation Law of the State of Delaware, upon the effective date of the filing of this Certificate of Retirement, the Restated Certificate of Incorporation of the Corporation shall be amended so as to eliminate therefrom all references to the Series B Common Stock.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Retirement to be executed this 28th day of January, 2009.

MUELLER WATER PRODUCTS, INC.

By:	/s/ Robert Barker
Name:	Robert Barker
Title:	Executive Vice President and General Counsel